1021 Main (One City Centre)

Suite 2626

Houston, Texas 77002

Tel 713-351.3000 Fax 713.351.3300

www.energyxxi.com

November 9, 2015

Loan Lauren P. Nguyen

Legal Branch Chief
Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Energy XXI Ltd
Energy XXI Gulf Coast, Inc.
Registration Statement on Form S-3
Filed October 5, 2015
File No. 333-207293

 Ladies and Gentlemen:

Set forth below are the responses of Energy XXI Ltd (the “Company”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 30, 2015, with respect to the Company’s Registration Statement on Form S-3, File No. 333-207293, filed with the Commission on October 5, 2015 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 (“Amendment No. 1”) to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified.

Exhibit 5.1

1.	Please have counsel revise the legality opinion to remove the limitation that the opinion will not give rise to any legal proceedings in any jurisdiction other than Bermuda in the last sentence of the opinion. Purchasers of the securities in the offering are entitled to rely on the opinion in any jurisdiction in which suit is brought.

Securities and Exchange Commission

RESPONSE: We acknowledge the Staff’s comment, and Appleby (Bermuda) Limited (“Appleby”) has revised the last sentence of its legal opinion to remove the limitation that the opinion will not give rise to any legal proceedings in any jurisdiction other than Bermuda.

Exhibit 5.2

2.	Please have counsel revise the legality opinion to remove assumptions that are readily ascertainable or assume any material facts, including assumptions (viii) and (ix) in the third paragraph of Exhibit 5.2 or tell us why such assumptions should be unobjectionable.

RESPONSE: We acknowledge the Staff’s comment, and Vinson & Elkins L.L.P. (“V&E”) has revised the third paragraph of its legal opinion (the “Revised V&E Opinion”) to remove assumption (viii). In addition, per the telephone conference with the Staff on November 5, 2015, V&E has retained assumption (ix), which has been relabeled as assumption (viii) in the Revised V&E Opinion, as the firm is not licensed to practice law in Bermuda and such opinion is covered in the Appleby opinion filed as Exhibit 5.1. In addition, pursuant to the matters discussed during the telephone conference, V&E has retained assumption (xi), which has been relabeled as assumption (x) in the Revised V&E Opinion, but acknowledges that it will remove such assumption from any future 5.1 opinions issued by V&E in connection with an offering of securities made pursuant to the Registration Statement.

*          *          *          *          *

Pursuant to your request, in connection with responding to these comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

ENERGY XXI LTD

	By:	/s/ John D. Schiller, Jr.
	Name:	John D. Schiller, Jr.
	Title:	President & Chief Executive Officer

cc: Sarah K. Morgan